Exhibit 99.1

Certain Factors that May Affect Our Business

In addition to the other information contained in this Quarterly Report on Form 10-Q, the following risk factors should be considered carefully in evaluating us and our business.

Our shareholders who are members and own trading rights on our exchange, and who may have interests that differ from or conflict with those of shareholders who are not also members, currently own more than a majority of our voting stock. Shareholders who own trading rights on our exchange account for 12 of the 20 directors on our Board and currently have the ability to control the election of all directors. Our dependence on the trading and clearing activities of our members, combined with their ability to control the election of directors, enables them to exert substantial influence over the operation of our business.

As of March 31, 2004, we estimated that our shareholders who own trading rights on our exchange together owned, of record, shares representing approximately 68% of our outstanding Class A common stock. As a result, they will, if voting in the same manner, control all matters submitted to our shareholders for approval, including electing directors and approving changes of control. As of April 21, 2004, the date of our most recent Annual Meeting of Shareholders, 12 of the 20 directors on our Board owned or were officers or directors of others who own memberships on our exchange. In addition, we are dependent on the revenues from the trading and clearing activities of our members. This dependence also gives them substantial influence over how we operate our business.

Many of our trading members and clearing firms derive a substantial portion of their income from their trading or clearing activities on or through our exchange. In addition, trading rights on our exchange have substantial independent value. The amount of income that members derive from their trading, brokering and clearing activities and the value of their trading rights are, in part, dependent on the fees they are charged to trade, broker, clear and access our markets and the rules and structure of our markets. Our trading members, many of whom act as floor brokers and floor traders, benefit from trading rules, membership privileges and fee discounts that enhance their open outcry trading opportunities and profits. Our predominantly electronic trading members benefit from fee discounts and transaction fee caps that enhance their electronic trading opportunities and profits. Our clearing firms benefit from all of the foregoing, as well as decisions that increase electronic trading, which over time will reduce their costs of doing business on our exchange. As a result, holders of our Class A common stock may not have the same economic interests as our members. In addition, our members may have differing interests among themselves depending on the role they serve in our markets, their method of trading and the products they trade. Consequently, members may advocate that we enhance and protect their clearing and trading opportunities and the value of their trading privileges over their economic interest in us represented by Class A common stock they own.

The share ownership of our members, in combination with their Board representation rights and charter provision protections described in the immediately following risk factor, could be used to influence how our business is changed or developed, including how we address competition and how we seek to grow our volume and revenue and enhance shareholder value.

Our certificate of incorporation grants special rights to holders of Class B common stock, which protect their trading rights and give them special Board representation, and requires that we maintain open outcry trading until volumes are not significant.

Under the terms of our certificate of incorporation, our Class B shareholders have the ability to protect their rights to trade on our exchange by means of special approval rights over changes to the operation of our markets. In particular, these provisions include a grant to the holders of our Class B common stock of the right to approve any changes to:

•	the trading floor rights;

•	access rights and privileges that a member has;

•	the number of memberships in each membership class and the related number of authorized shares of each class of Class B common stock; and

•	the eligibility requirements to exercise trading rights or privileges.

Our Class B shareholders are also entitled to elect six of the 20 directors on our Board even if their Class A share ownership interest is very small.

Our certificate of incorporation also includes a provision requiring us to maintain open outcry floor trading on our exchange for a particular traded product as long as the open outcry market is “liquid.” Our certificate of incorporation requires us to maintain a facility for conducting business, disseminating price information, clearing and delivery and to provide reasonable financial support for technology, marketing and research for open outcry markets. Our certificate of incorporation provides specific tests as to whether an open outcry market will be deemed liquid, as measured on a quarterly basis. If a market is deemed illiquid as a result of a failure to meet any of these tests, our Board will determine whether or not that market will be closed.

Our business is subject to the impact of domestic and international market and economic conditions, many of which are beyond our control and could significantly reduce our trading volumes and make our financial results more volatile.

We generate revenues primarily from our trade execution services, clearing services and market data and information services. We expect to continue to do so for the foreseeable future. Each of these revenue sources is substantially dependent on the trading volume in our markets. Our trading volume is directly affected by U.S. domestic and international factors that are beyond our control, including:

•	economic, political and market conditions;

•	broad trends in industry and finance;

•	changes in levels of trading activity, price levels and price volatility in the derivatives markets and in underlying fixed-income, equity, foreign exchange and commodity markets;

•	legislative and regulatory changes;

•	competition;

•	changes in government monetary policies and foreign exchange rates;

•	consolidation in our customer base and within our industry; and

•	inflation.

Any one or more of these factors may contribute to reduced activity in our markets. Our operating results and trading volume tend to increase during periods of global and domestic economic and geopolitical uncertainty. This is because our customers seek to hedge or manage the risks associated with volatility in the U.S. equity markets, fluctuations in interest rates and price changes in the foreign exchange and commodities markets. The future economic environment will be subject to periodic downturns, including possible recession and lower volatility in financial markets, and may not be as favorable as it has been in recent years. As a result, period-to-period comparisons of our financial results are not necessarily meaningful. Trends less favorable than those of recent periods could result in decreased trading volume, decreased capital formation and a more difficult business environment for us. Material decreases in trading volume would have a material adverse effect on our financial condition and operating results.

Our operating results are subject to significant fluctuations due to seasonality and a number of other factors. As a result, you will not be able to rely on our operating results in any particular period as an indication of our future performance.

A number of factors beyond our control may contribute to substantial fluctuations in our operating results—particularly in our quarterly results. In the three years prior to 2001, we experienced relatively higher volume during the first and second quarters, and we generally expect that the third and fourth quarters will have lower trading volume. This trend was not evident in 2001 or 2002, except for the fourth quarter of 2002, in part because of the volatility of interest rates and U.S. equities in the third quarter in each of those years. As a result of seasonality and the factors described in the preceding risk factors, you will not be able to rely on our operating results in any particular period as an indication of our future performance. If we fail to meet securities analysts’ expectations regarding our operating performance, the price of our Class A common stock could decline substantially.

Our cost structure is largely fixed. If we are unable to reduce our costs if our revenues decline, our profitability will be adversely affected.

Our cost structure is largely fixed. We base our cost structure on historical and expected levels of demand for our products and services. If demand for our products and services and our resulting revenues decline, we may not be able to adjust our cost structure on a timely basis. In that event, our profitability will be adversely affected.

The global trend toward electronic trading may divert volume away from our open outcry trading facilities. Our revenues, profits and stock price will be adversely affected if we experience reductions in our open outcry trading volume that are not offset by increases in our electronic trading volume.

Both newly formed organizations and established exchanges are increasingly employing trading systems that provide fast, low-cost execution of trades by matching buyers and sellers electronically. These organizations are attracting order flow away from some traditional open outcry trading markets. Many market participants believe that these electronic trading systems represent a threat to the continued viability of the open outcry method of trading. Some major European and Asian futures exchanges have closed their traditional open outcry trading facilities and replaced them entirely with electronic systems. Although we offer an electronic trading system, in the first quarter of 2004 approximately 39% of our revenues from clearing and transaction fees were generated by open outcry trading. Reductions in our open outcry trading volume that are not offset by increases in our electronic trading volume would have a material adverse effect on our revenue, earnings and stock price.

The success of our markets will depend on our ability to complete development of and successfully implement electronic marketplaces that have the functionality, performance, reliability, speed and liquidity required by customers.

The future success of our business depends in large part on our ability to create interactive electronic marketplaces in a wide range of derivatives products that have the required functionality, performance, reliability, speed and liquidity to attract and retain customers. A significant portion of our current overall volume is generated through electronic trading of our E-mini S&P 500 and E-mini NASDAQ-100 products. However, during the first quarter of 2004 approximately 49% of our volume and approximately 39% of our clearing and transaction fee revenues were generated through our open outcry trading facilities. Most of that open outcry volume is related to trading in Eurodollar contracts. Our electronic functionality may not be capable of accommodating all of the complex trading strategies typically used for trading our Eurodollar contracts. We have implemented electronic system upgrades and have acquired technology-related assets and intellectual property of Liquidity Direct to incorporate additional technology into our GLOBEX electronic platform. In addition, we are developing additional functionality to accommodate more Eurodollar trading strategies. We may not complete the development of, or successfully implement the required electronic functionality for, our Eurodollar marketplace, including the integration and operation of the technology-related assets and intellectual property of Liquidity Direct. Moreover, our Eurodollar customers may not accept our electronic trading systems. In either event, our ability to increase our electronic Eurodollar trading volume would be adversely affected. In addition, if we are unable to develop our electronic trading systems to include other products and markets, or if our electronic marketplaces do not have the required functionality, performance, reliability, speed and liquidity, we may not be able to compete successfully in a new environment that we expect to be increasingly dominated by electronic trading.

We maintain the simultaneous operation of open outcry trading and electronic trade execution facilities, which may, over time, prove to be inefficient and costly and ultimately adversely affect our profitability.

Currently, we maintain both open outcry trade execution facilities and electronic trade execution facilities. For some products, we maintain side-by-side trading facilities for both open outcry and electronic trading. We are obligated, through the inclusion of provisions in our certificate of incorporation, to maintain the operation of our open outcry trading facilities until the trading volumes in them are not significant. If we continue to operate both trading facilities for the same product, liquidity of markets on each may be less than the liquidity of competing markets on a unified trading platform. In addition, it may be expensive to continue operating two trading systems for the same product. We may incur substantial expenses and experience delays because of our efforts to create trading links between the separate trading platforms to facilitate trading on both systems. Any loss of efficiency or increase in time to market of new or improved products could be detrimental to our business. In addition, we may expend resources on the maintenance of our open outcry facilities that could be more efficiently used to develop our capacity and reduce our costs in the increasingly competitive market for electronic trading facilities.

The development of our electronic trading facilities exposes us to risks inherent in operating in the new and evolving market for electronic transaction services. If we do not successfully develop our electronic trading facilities, or if our customers do not accept them, our revenues, profits and stock price will be adversely affected.

We must further develop our electronic trading facilities to remain competitive. As a result, we will continue to be subject to risks, expenses and uncertainties encountered in the rapidly evolving market for electronic transaction services. These risks include our failure or inability to:

•	provide reliable and cost-effective services to our customers;

•	develop, in a timely manner, the required functionality to support electronic trading in some of our key products in a manner that is competitive with the functionality supported by other electronic markets;

•	match fees of our competitors that offer only electronic trading facilities;

•	increase the number of trading and order routing terminals capable of sending orders to our floor and to our electronic trading system;

•	attract independent software vendors to write front-end software that will effectively access our electronic trading system and automated order routing system;

•	respond to technological developments or service offerings by competitors; and

•	generate sufficient revenue to justify the substantial capital investment we have made and will continue to make to develop our electronic trading facilities.

If we do not successfully develop our electronic trading facilities, or our current or potential customers do not accept them, our revenues, profits and stock price will be adversely affected.

If we are not able to keep up with rapid technological changes, our business will be materially harmed.

To remain competitive, we must continue to improve the responsiveness, functionality, accessibility and other features of our software, network distribution systems and technologies. The markets in which we compete are characterized by rapidly changing technology, changes in customer demand and uses of our products and services, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing technology and systems obsolete. Our future success will depend in part on our ability to anticipate and adapt to technological advancements and changing standards in a timely, cost-efficient and competitive manner. We cannot assure you that we will successfully implement new technologies or adapt our technology to customer and competitive requirements or emerging industry standards.

We face intense competition from other companies, including some of our members. If we are not able to successfully compete, our business will not survive.

The derivatives, securities and financial services industries are highly competitive. We expect that competition will intensify in the future. Our current and prospective competitors, both domestically and around the world, are numerous. They include securities and securities option exchanges, futures exchanges, over-the-counter, or OTC, markets, clearing organizations, market data and information vendors, electronic communications networks, crossing systems and similar entities, consortia of large customers, consortia of some of our clearing firms and electronic brokerage and dealing facilities. At December 31, 2003, there were 52 futures exchanges located in 27 countries, including 7 futures exchanges in the United States. On February 8, 2004, Eurex commenced operation of its U.S. derivatives exchange, Eurex U.S. Eurex U.S.’s initial competitive efforts are directed at CBOT, but we anticipate that it may begin trading our products in the near future. In March 2004, Euronext.liffe began listing and trading our Eurodollar future contracts.

We believe we may also face competition from large computer software companies and media and technology companies. The number of businesses providing Internet-related financial services is rapidly growing. Other companies have entered into or are forming joint ventures or consortia to provide services similar to those provided by us. Others may become competitive with us through acquisitions. Recent changes in federal law allow institutions that have been major participants on our exchange to trade the same or similar products among themselves without utilizing any exchange or trading system. Many of our competitors and potential competitors have greater financial, marketing, technological and personnel resources than we do. These factors may enable them to develop similar products, to provide lower transaction costs and better execution to their customers and to carry out their business strategies more quickly and efficiently than we can. In addition, our competitors may:

•	respond more quickly to competitive pressures due to their corporate governance structures, which may be more flexible and efficient than our corporate governance structure;

•	develop products that are preferred by our customers;

•	develop risk transfer products that compete with our products;

•	price their products and services more competitively;

•	develop and expand their network infrastructure and service offerings more efficiently;

•	utilize better, more user-friendly and more reliable technology;

•	take greater advantage of acquisitions, alliances and other opportunities;

•	more effectively market, promote and sell their products and services;

•	better leverage existing relationships with customers and alliance partners or exploit better recognized brand names to market and sell their services; and

•	exploit regulatory disparities between traditional, regulated exchanges and alternative markets that benefit from a reduced regulatory burden and lower-cost business model.

If our products, markets and services are not competitive, our business, financial condition and operating results will be materially harmed. In addition, even if new entrants do not significantly erode our market share, we may be required to reduce our fees significantly to remain competitive, which could have a material adverse effect on our profitability.

The enactment of the Commodity Futures Modernization Act will increase competition and enable many of our customers to trade futures contracts other than on exchanges. These events could result in lower trading volume, revenue and profits.

Our industry has been subject to several fundamental regulatory changes, including changes in the statute under which we have operated since 1974. The Commodity Exchange Act generally required all futures contracts to be executed on an exchange that has been approved by the Commodity Futures Trading Commission, or CFTC. The exchange trading requirement was modified by CFTC regulations and interpretations to permit privately negotiated swap contracts to be transacted in the OTC market. The CFTC exemption under which the OTC derivatives market operated precluded the OTC market from using exchange-like electronic transaction systems and clearing facilities. These barriers to competition from the OTC market were largely repealed by the Commodity Futures Modernization Act. It is possible that the chief beneficiaries of the Commodity Futures Modernization Act will be OTC dealers and competitors that operate or intend to open electronic trading facilities or to conduct their futures business directly among themselves on a bilateral basis. The customers who may access these trading facilities or engage in bilateral private transactions are the same customers who account for a substantial portion of our trading volume. The Commodity Futures Modernization Act also permits banks, broker-dealers and some of their affiliates to engage in foreign exchange futures transactions for or with retail customers without being subject to regulation under the Commodity Exchange Act.

The Commodity Futures Modernization Act also permits bank clearing organizations and clearing organizations regulated by the Securities and Exchange Commission, or the SEC, to clear a broad array of derivatives products in addition to the products that these clearing organizations have traditionally cleared. This allocation of jurisdiction may be advantageous to competing clearing organizations and result in a lower volume of trading cleared through our clearing house.

Our members may seek alternative trading venues and products and negatively impact the liquidity of our markets and our trading volume.

The trading activities of our members accounted for approximately 78% of our trading volume during the first quarter of 2004. When we became a for-profit company, we changed the role of our members in the operation of our business. We eliminated many member-dominated committees or converted them into advisory bodies. We gave our professional staff greater decision-making responsibilities. Subject to the oversight of our Board of Directors, our management is charged with making decisions that are designed to enhance shareholder value, which may lead to decisions or outcomes with which our members disagree. These changes may make us less attractive to our members and encourage them to conduct their business at, or seek membership in, another exchange or to trade in equivalent products among themselves on a private, bilateral basis. A material decrease in member trading activity would negatively impact liquidity and trading volume in our products and reduce our revenues. A loss or material reduction in the number of our clearing firms and the capital they provide to guarantee their trades and the trades of their customers would also diminish the strength and attractiveness of our clearing house and our markets.

Despite our governance changes, our dependence on our members gives them substantial influence over how we operate our business. Members could use their ownership of Class A and Class B common stock, and ability to elect our Board of Directors, to change or modify our policies or business practices with which they do not agree.

Our trading volume, and consequently our revenues and profits, would be adversely affected if we are unable to retain our current customers or attract new customers to our exchange.

The success of our business depends, in part, on our ability to maintain and increase our trading volume. To do so, we must maintain and expand our product offerings, our customer base and our trade execution alternatives. Our success also depends on our ability to offer competitive prices and services in an increasingly price sensitive business. In addition, our success depends on our ability to increase the base of individual customers who trade our products. We cannot assure you that we will be able to continue to expand our product lines, or that we will be able to retain our current customers or attract new customers. We also cannot assure you that we will not lose customers to low-cost competitors with comparable or superior products, services or trade execution facilities. If we fail to expand our product offerings or execution facilities, or lose a substantial number of our current customers, or are unable to attract new customers, our business will be adversely affected.

Any significant decline in the trading volume of our Eurodollar, S&P 500 or NASDAQ-100 futures and options on futures contracts or in privately negotiated foreign exchange transactions using our clearing house would adversely affect our revenues and profitability.

We are substantially dependent on trading volume from three product offerings for a significant portion of our clearing and transaction fee revenues and profits. The clearing and transaction fee revenues attributable to transactions in our Eurodollar contracts, all our contracts based on the S&P 500 and NASDAQ-100 (including our E-mini products), and privately negotiated foreign exchange transactions using our clearing house were approximately 36%, 30%, 12% and 7%, respectively, of our total clearing and transaction fee revenues during the first quarter of 2004 and 36%, 35%, 12% and 8%, respectively, during 2003. Any significant decline in our trading volume in any of these products would negatively impact our business, financial condition and operating results.

We believe our Eurodollar product serves as a global financial benchmark, but we cannot assure you that, in the future, other products will not become preferred alternatives to the Eurodollar contract as a means of managing or speculating on interest rate risk. We also cannot assure you that competitors will not enter the Eurodollar market. For example, in March 2004, Euronext.liffe began listing and trading Eurodollar futures contracts. Our members may also elect to trade Eurodollars in privately negotiated bilateral transactions without the use of our clearing house. In either of these events, our trading volume, revenues and profitability could be adversely affected.

Our rights to the Standard & Poor’s and NASDAQ products were obtained through licensing arrangements. Our license agreement with Standard & Poor’s provides that the S&P 500 Index futures products will be exclusive until December 31, 2008 and non-exclusive from December 31, 2008 until December 31, 2013.

In October 2003, we extended and expanded our license agreement with The Nasdaq Stock Market, Inc. to license both the NASDAQ-100 Index and the NASDAQ Composite Index to us for trading futures and options on futures contracts that are based on the indexes. Our license with Nasdaq is exclusive with respect to futures and options on futures contracts based on the NASDAQ-100 Index through October 9, 2007 with an automatic renewal until October 9, 2011.

We cannot assure you that either of our Standard & Poor’s or Nasdaq license agreements will be renewed when they terminate. In addition, we cannot assure you that others will not succeed in creating stock index futures based on information similar to that which we have obtained by license or that market participants will not increasingly use alternative instruments, including securities and options based on the S&P and NASDAQ indexes, to manage or speculate on U.S. stock risks. We also cannot assure you that Nasdaq will not directly or indirectly through other exchanges offer security futures contracts that compete with our broad-based index futures contracts based upon NASDAQ indexes. Currently, NQLX, LLC offers futures contracts based on an exchange-traded fund called QQQ, which may compete with our NASDAQ-100 futures contracts. Any of these events could have an adverse effect on our trading volume, revenues and profits.

Our clearing house operations expose us to substantial credit risk of third parties. Our financial condition will be adversely affected in the event of a significant default.

Our clearing house acts as the counterparty to all trades consummated on or through our exchange and for CBOT futures and options on futures. As a result, we are exposed to significant credit risk of third parties, including our clearing firms. We are also exposed, indirectly, to the credit risk of customers of our clearing firms. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. A substantial part of our working capital is at risk if a clearing firm defaults on its obligations to our clearing house and its margin and security deposits are insufficient to meet its obligations. Although we have policies and procedures to help assure that our clearing firms can satisfy their obligations, these policies and procedures may not succeed in detecting problems or preventing defaults. We also have in place various measures intended to enable us to cover any default and maintain liquidity. However, we cannot assure you that these measures will be sufficient to protect us from a default or that we will not be materially and adversely affected in the event of a significant default.

We may not realize the anticipated benefits of our agreement to provide clearing and related services for CBOT products.

In April 2003, we entered into an agreement with CBOT to provide clearing and related services for CBOT futures and options on futures contracts. We amended the agreement in March 2004. Under the terms of the agreement, clearing services for commodity, equity and some interest rate products began in November 2003 and for all other CBOT futures and options on futures contracts on January 2, 2004. The initial term of the agreement as amended is five years, with three year renewals upon the mutual consent of the parties. Under the terms of the agreement, CBOT will pay us a fee for the clearing services we provide. This fee will vary based on transaction volume but is guaranteed to be at least $4.5 million per quarter. Pursuant to the agreement, CBOT reimbursed us $2.0 million in initial development costs. CBOT will also reimburse us for the ongoing costs associated with the telecommunications equipment and services that are necessary for us to provide clearing services.

Our anticipated net revenues and net income from providing these clearing services will be dependent on CBOT’s ability to maintain and/or expand its trading volume, which is subject to a number of factors beyond CBOT’s control. As a futures exchange, CBOT’s ability to maintain or expand its volume and operate its business is subject to the same types of risks to which we are subject. For example, on February 8, 2004, Eurex launched a registered U.S. derivatives exchange, Eurex U.S., which initially offers, among other products, contracts on U.S. Treasury notes and bonds in direct competition with contracts currently traded at CBOT. Our net income from the clearing services we provide to CBOT will also depend on our ability to control our costs associated with providing the clearing services.

Our agreement with CBOT provides that both we and CBOT may terminate the agreement in some circumstances. We cannot assure you that the agreement will not be terminated prior to the end of its term or that we will be able to realize the anticipated benefits of our clearing agreement with CBOT. Any such event could have an adverse effect on the price of our Class A common stock.

Our market data fees may be reduced or eliminated by the growth of electronic trading and electronic order entry systems. If we are unable to offset that reduction through terminal usage fees or transaction fees, we will experience a reduction in revenue.

Electronic trading systems do not usually impose separate charges for supplying market data to trading terminals. If we do not separately charge for market data supplied to trading terminals, and trading terminals with access to our markets become widely available, we would lose quote fee revenue from those who have access to trading terminals. We will experience a reduction in our revenues if we are unable to recover that lost quote fee revenue through terminal usage fees or transaction fees.

If we experience systems failures or capacity constraints, our ability to conduct our operations and execute our business strategy could be materially harmed and we could be subjected to significant costs and liabilities.

We are heavily dependent on the capacity and reliability of the computer and communications systems and software supporting our operations. We receive and/or process a large portion of our trade orders through electronic means, such as through public and private communications networks. Our systems, or those of our third party providers, may fail or operate slowly, causing one or more of the following to occur:

•	unanticipated disruptions in service to our customers;

•	slower response times;

•	delays in our customers’ trade execution;

•	failed settlement of trades;

•	incomplete or inaccurate accounting, recording or processing of trades;

•	financial losses;

•	litigation or other customer claims;

•	loss of customers; and

•	regulatory sanctions.

We cannot assure you that we will not experience systems failures from power or telecommunications failure, acts of God, war or terrorism, human error, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, acts of vandalism or similar events. If any of our systems do not operate properly or are disabled, including as a result of system failure, employee or customer error or misuse of our systems, we could suffer financial loss, liability to customers, regulatory intervention or reputational damage that could affect demand by current and potential users of our market.

From time to time, we have experienced system errors and failures that have resulted in some customers being unable to connect to our electronic trading platform or erroneous reporting, such as transactions that were not authorized by any customer or reporting of filled orders as cancelled. In September 2002 and May 2003, we experienced hardware failures that resulted in a temporary suspension of trading on our GLOBEX platform. The impact of these events has not been material.

Our status as a CFTC registrant requires that our trade execution and communications systems be able to handle anticipated present and future peak trading volume. Heavy use of our computer systems during peak trading times or at times of unusual market volatility could cause our systems to operate slowly or even to fail for periods of time. We constantly monitor system loads and performance and regularly implement system upgrades to handle estimated increases in trading volume. However, we cannot assure you that our estimates of future trading volume will be accurate or that our systems will always be able to accommodate actual trading volume without failure or degradation of performance. For example, as of March 31, 2004, GLOBEX had achieved 284 days of volume greater than one million contracts, excluding the volume attributable to the first-day trading volumes of TRAKRS. During the initial period of increased GLOBEX trading volume, there were instances of connectivity problems or erroneous reports that affected some users of the platform. System failure or degradation could lead our customers to file formal complaints with industry regulatory organizations, file lawsuits against us or cease doing business with us or could lead the CFTC or other regulators to initiate inquiries or proceedings for failure to comply with applicable laws and regulations.

We will need to continue to upgrade, expand and increase the capacity of our systems as our business grows and we execute our business strategy. Our goal is to design our systems to handle at least twice our peak transactions in our highest volume products. As volumes grow, the ability of our systems to meet this goal on an ongoing basis depends on our ability to increase our system capacity on a timely basis while maintaining system reliability. Although many of our systems are designed to accommodate additional volume and products and services without redesign or replacement, we will need to continue to make significant investments in additional hardware and software to accommodate increased volume and to provide transaction processing and business services to third parties. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, our ability to maintain or expand our businesses would be adversely affected.

Some of our largest clearing firms have indicated their belief that clearing facilities should not be owned or controlled by exchanges and should be operated as utilities and not for profit. These clearing firms are seeking legislative or regulatory changes that would, if adopted, enable them to use alternative clearing services for positions established on our exchange. Even if they are not successful, these factors may cause them to limit or stop the use of our markets.

Some of our largest clearing firms, which are significant customers and intermediaries in our products, have increasingly stressed the importance to them of centralizing clearing of futures contracts and options on futures contracts in order to maximize the efficient use of their capital, exercise greater control over their value at risk and extract greater operating leverage from clearing activities. Many clearing firms have expressed the view that clearing firms should control the governance of clearing houses or that clearing houses should be operated as utilities rather than as for-profit enterprises. Some of these firms, along with the Futures Industry Association, are attempting to cause legislative or regulatory changes to be adopted that would facilitate mechanisms or policies that allow market participants to transfer positions from an exchange-owned clearing house to a clearing house owned and controlled by clearing firms. Our strategic business plan is to operate a vertically integrated transaction execution and clearing and settlement business. If these legislative or regulatory changes are adopted, our strategy and business plan may lead clearing firms to establish, or seek to use, alternative clearing houses for clearing positions established on our exchange. Even if they are not successful in their efforts, the factors described above may cause clearing firms to limit or stop the use of our products and markets. If any of these events occur, our revenues and profits would be adversely affected.

We depend on third party suppliers and service providers for a number of services that are important to our business. An interruption or cessation of an important supply or service by any third party could have a material adverse effect on our business.

We depend on a number of suppliers, such as banking, clearing and settlement organizations, telephone companies, online service providers, data processors, and software and hardware vendors for elements of our trading, clearing and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. An interruption in or the cessation of an important supply or service by any third party and our inability to make alternative arrangements in a timely manner, or at all, would result in lost revenue and higher costs.

Our networks and those of our third party service providers may be vulnerable to security risks, which could result in wrongful use of our information or cause interruptions in our operations that cause us to lose customers and trading volume and result in significant liabilities. We could also be required to incur significant expense to protect our systems.

We expect the secure transmission of confidential information over public networks to continue to be a critical element of our operations. Our networks and those of our third party service providers, our members and our customers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our information or cause interruptions or malfunctions in our operations. Any of these events could cause us to lose customers or trading volume. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by breaches. Although we intend to continue to implement industry-standard security measures, these measures may prove to be inadequate and result in system failures and delays that could cause us to lose customers, experience lower trading volume and incur significant liabilities.

We operate in a heavily regulated environment that imposes significant costs and competitive burdens on our business.

Although the Commodity Futures Modernization Act significantly reduced our regulatory burdens, we remain extensively regulated by the CFTC. Our international operations may be subject to similar regulations in specific jurisdictions. We are registered in the United Kingdom, Australia, Japan and Hong Kong. In some cases, our registrations are subject to annual review and such reviews may subject us to additional requirements in the future. We may also be required to register or become subject to regulation in other jurisdictions in order to accept business from customers in those jurisdictions.

Many aspects of our operations are subject to oversight and regulation by the CFTC. Our activities relating to single stock and narrow-based stock index futures products will also be subject to oversight by the SEC. Our operations are subject to ongoing review and oversight, including:

•	the security and soundness of our order routing and trading systems;

•	record keeping and record retention procedures;

•	maintaining a fair and orderly market;

•	the licensing of our members and many of their employees; and

•	the conduct of our directors, officers, employees and affiliates.

If we fail to comply with applicable laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, removal of personnel or other sanctions, including revocation of our designations as a contract market and derivatives clearing organization. Changes in laws, regulations or governmental policies could have a material adverse effect on the way we conduct our business.

The CFTC has broad powers to investigate and enforce compliance and punish non-compliance with its rules and regulations. We cannot assure you that we and/or our directors, officers and employees will be able to fully comply with these rules and regulations. We also cannot assure you that we will not be subject to claims or actions by the CFTC or other agencies.

Demutualization and utilization of electronic trading systems by traders from remote locations will, among other developments, impact our ability to continue the traditional forms of “self-regulation” that have been an integral part of the CFTC regulatory program. The CFTC is reviewing that impact, and it is unclear at this time whether the CFTC will make modifications to its regulations that will have an adverse effect on the way we conduct our business.

From time to time, it is proposed in Congress that federal financial markets regulators should be consolidated, including a possible merger between the CFTC and the SEC. While those proposals have not been adopted to date, the perceived convergence of product lines offered on the securities and commodity exchanges could make adoption more likely. To the extent the regulatory environment following such consolidation is less beneficial for us, our business could be negatively affected.

From time to time, the President’s budget includes a proposal that a transaction tax be imposed on futures and options on futures transactions. While those proposals have not been adopted to date, except for a per-contract fee imposed under the Securities Exchange Act of 1934 on single stock futures and futures on narrow-based stock indexes, the imposition of any such tax would increase the cost of using our products and, consequently, could adversely impact our trading volumes, revenues and profits.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, financial condition and operating results.

Generally, the CFTC has broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit us from engaging in some of our businesses or suspend or revoke our designation as a contract market or the registration of any of our officers or employees who violate applicable laws or regulations. Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity. In the case of non-compliance or alleged non-compliance with applicable laws or regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which can be significant. Any of these outcomes would adversely affect our reputation, financial condition and operating results. In extreme cases, these outcomes could adversely affect our ability to conduct our business.

Our policies and procedures to identify, monitor and manage our risks may not be fully effective. Some of our risk management methods depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. We cannot assure you that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed.

As a financial services provider, we are subject to significant litigation risk and potential securities law liability.

Many aspects of our business involve substantial liability risks. While we enjoy governmental immunity for some of our market-related activities, we could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and the CFTC. These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that we entered into an unauthorized transaction or that we provided materially false or misleading statements in connection with a transaction. Dissatisfied customers frequently make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their service providers. We may become subject to these claims as the result of failures or malfunctions of our systems and services we provide. We could incur significant legal expenses defending claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against us could have a material adverse effect on our business.

We could be harmed by employee misconduct or errors that are difficult to detect and deter.

There have been a number of highly publicized cases involving fraud or other misconduct by employees of financial services firms in recent years. Misconduct by our employees, including employees of GFX Corporation, our wholly owned subsidiary that engages in proprietary trading in foreign exchange and Eurodollar futures, could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of customers or improper use of confidential information. Employee misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our employees also may commit errors that could subject us to financial claims for negligence, or otherwise, as well as regulatory actions. For example, employees of GFX Corporation enter into transactions to promote liquidity in our products and subsequently enter into offsetting transactions using futures contracts or spot foreign exchange transactions with approved counterparties in the interbank market to limit market risk. In the event the offsetting transaction is not entered into or is not timely or properly executed, we could be exposed to substantial market risk.

Our acquisition, investment and alliance strategy involves risks. If we are unable to effectively manage these risks, our business will be materially harmed.

To achieve our strategic objectives, in the future we may seek to acquire or invest in other companies, businesses or technologies. Acquisitions entail numerous risks, including the following:

•	difficulties in the assimilation of acquired businesses or technologies;

•	diversion of management’s attention from other business concerns;

•	assumption of unknown material liabilities;

•	failure to achieve financial or operating objectives; and

•	potential loss of customers or key employees of acquired companies.

We may not be able to integrate successfully any operations, personnel, services or products that we have acquired or may acquire in the future.

We also may seek to expand or enhance some of our operations by forming joint ventures or alliances with various strategic partners throughout the world. Entering into joint ventures and alliances also entails risks, including difficulties in developing and expanding the business of newly formed joint ventures, exercising influence over the activities of joint ventures in which we do not have a controlling interest, and potential conflicts with our joint venture or alliance partners. For example, in 2001 we entered into an operating agreement governing OneChicago, our joint venture with Chicago Board Options Exchange, or CBOE, and CBOT, to trade single stock futures and futures based on narrow-based stock indexes. Under the terms of our operating agreement, we own approximately a 40% interest in the joint venture, CBOE owns approximately a 40% interest and CBOT and management of OneChicago each own a minority interest. Our ability to control key decisions relating to the operation and development of OneChicago will be limited. In addition, under the terms of our operating agreement, until May 31, 2005, we are restricted from in any way engaging in the business of trading, marketing, regulating, selling, purchasing, clearing or settling transactions in single stock futures other than in conjunction with the joint venture. This restriction on our ability to compete applies whether or not we remain part of the joint venture, but it does not apply to futures based on narrow-based stock indexes. In 2002, we entered into an agreement with NYMEX to introduce e-miNY energy futures contracts, which trade on our GLOBEX electronic trading platform and clear at the NYMEX clearing house. During the term of the agreement and for one year thereafter, we are generally prohibited, other than in cooperation with NYMEX, from providing for or facilitating electronic trading in futures or options on futures contracts on any underlying commodity (or index of commodities) that is also the underlying commodity for a product listed for trading by NYMEX. We cannot assure you that any joint venture or alliance that we have entered into or may enter into in the future will be successful.

Our ability to successfully trade single stock futures and futures on narrow-based stock indexes may be impaired by statutory and regulatory provisions that limit our natural competitive advantages and expand opportunities for competitors.

The Commodity Futures Modernization Act, which authorized us to trade futures contracts based on individual securities and narrow-based stock indexes, or security futures, prohibited the implementation in connection with these contracts of many traditional features of futures trading that would have made using security futures cheaper, tax advantaged and more efficient than using similar security options and OTC security derivatives. The Commodity Futures Modernization Act also created a system of dual registration and regulation for security futures intermediaries and exchanges that may be costly and burdensome to the intermediaries and the exchanges and may discourage intermediaries and investors from using security futures. The Commodity Futures Modernization Act also eliminated most legal impediments to unregulated trading of security futures or similar products between qualified investors. In addition, foreign exchanges may be allowed to trade similar products under terms that will be more favorable than the terms we are permitted to offer our customers. Finally, security futures are subject to a number of complicated and controversial regulations. As a result, we cannot assure you that we, either directly or through our joint venture, OneChicago, will be successful in offering single stock futures or futures on narrow-based stock indexes.

The imposition in the future of regulations requiring that clearing houses establish linkages with other clearing houses whereby positions at one clearing house can be transferred to and maintained at, or otherwise offset by a fungible position existing at, another clearing house may have a material adverse effect on the operation of our business.

In connection with the trading of single stock futures and futures on narrow-based stock indexes, the Commodity Futures Modernization Act contemplates that clearing houses will, after an initial period, establish linkages enabling a position in any such product executed on an exchange for which it clears these products to be offset by an economically linked or fungible position on the opposite side of the market that is executed on another exchange utilizing a different clearing house. If, in the future, a similar requirement is imposed with respect to futures contracts generally, the resulting unbundling of trade execution and clearing services would have a material adverse effect on our revenues and profits.

Expansion of our operations internationally involves special challenges that we may not be able to meet, which could adversely affect our financial results.

We plan to continue to expand our operations internationally, including by directly placing order entry terminals with members and/or customers outside the United States and by relying on distribution systems established by our current and future strategic alliance partners. We face certain risks inherent in doing business in international markets, particularly in the regulated derivatives exchange business. These risks include:

•	restrictions on the use of trading terminals or the contracts that may be traded;

•	becoming subject to extensive regulations and oversight, tariffs and other trade barriers;

•	reduced protection for intellectual property rights;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences.

In addition, we will be required to comply with the laws and regulations of foreign governmental and regulatory authorities of each country in which we conduct business. These may include laws, rules and regulations relating to any aspect of the derivatives business. To date, we have had limited experience in marketing and operating our products and services internationally. We cannot assure you that we will be able to succeed in marketing our products and services in international markets. We may also experience difficulty in managing our international operations because of, among other things, competitive conditions overseas, management of foreign exchange risk, established domestic markets, language and cultural differences and economic or political instability. Any of these factors could have a material adverse effect on the success of our international operations and, consequently, on our business, financial condition and operating results.

We may not be able to protect our intellectual property rights, which may materially harm our business.

We rely primarily on trade secret, copyright, service mark, trademark and patent law and contractual protections to protect our proprietary technology and other proprietary rights. We have filed several patent applications covering our technology in the United States and certain other jurisdictions. Notwithstanding the precautions we take to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. We also seek to protect our software and databases as trade secrets and under copyright law. We have copyright registrations for certain of our software, user manuals and databases. The copyright protection afforded to databases, however, is fairly limited. While the arrangement and selection of data generally are protectable, the actual data may not be, and others may be free to create databases that would perform the same function. In some cases, including a number of our most important products, there may be no effective legal recourse against duplication by competitors. In addition, in the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could adversely affect our business.

Any infringement by us on patent rights of others could result in litigation and adversely affect our ability to continue to provide, or increase the cost of providing, electronic execution services.

Patents of third parties may have an important bearing on our ability to offer certain of our products and services. Our competitors as well as other companies and individuals may obtain, and may be expected to obtain in the future, patents related to the types of products and services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents containing claims that may pose a risk of infringement by our products and services. In addition, some patent applications in the United States are confidential until a patent is issued and, therefore, we cannot evaluate the extent to which our products and services may be covered or asserted to be covered by claims contained in pending patent applications. In general, if one or more of our products or services were to infringe patents held by others, we may be required to stop developing or marketing the products or services, to obtain licenses to develop and market the services from the holders of the patents or to redesign the products or services in such a way as to avoid infringing on the patent claims. We cannot assess the extent to which we may be required in the future to obtain licenses with respect to patents held by others, whether such licenses would be available or, if available, whether we would be able to obtain such licenses on commercially reasonable terms. If we were unable to obtain such licenses, we may not be able to redesign our products or services to avoid infringement, which could materially adversely affect our business, financial condition and operating results.

We only recently began operating as a for-profit company and have a limited operating history as a for-profit company. Accordingly, our historical and recent financial and business results may not be representative of what they may be in the future.

We have only operated as a for-profit company with private ownership interests since November 13, 2000. We have a limited operating history as a for-profit business on which you can evaluate our management decisions, business strategy and financial results. As a result, our historical and recent financial and business results may not be representative of what they may be in the future. We are subject to risks, uncertainties, expenses and difficulties associated with changing and implementing our business strategy that are not typically encountered by established for-profit companies. The major U.S. futures exchanges have operated historically as mutual, membership organizations. There is little history or experience in operating an exchange as a for-profit corporation upon which we can draw. As a not-for-profit company, our business strategy and fee structure were designed to provide profit opportunities for our members. We targeted profit levels that provided sufficient levels of working capital. Today, our for-profit initiatives are designed to increase our revenues, make us profitable, optimize volume and liquidity and create operating efficiencies. These initiatives may not yield the benefits or efficiencies we expect. For example, fee increases, volume and member discounts and new access rules to our markets may not separately result in higher revenues and profits or greater volume or liquidity in our markets. As a result, we may not be able to operate effectively as a for-profit corporation. It is possible that we may incur significant operating losses in the future and that we may not be able to achieve or sustain long-term profitability.

As a holding company, we are totally dependent on dividends from our operating subsidiary to pay dividends and other obligations.

We are a holding company with no business operations. Our only significant asset is the outstanding capital stock of our subsidiary. As a result, we must rely on payments from our subsidiary to meet our obligations. In 2003, we paid regular quarterly dividends of $0.14, $0.14, $0.14 and $0.21 per share to our Class A and Class B shareholders. As of September 3, 2003, our annual dividend target was increased from 20% of the prior year’s cash earnings to 30% of the prior year’s cash earnings. On March 25, 2004, we paid a quarterly dividend of $0.26 per share to the Class A and Class B shareholders. We currently expect that the earnings and cash flow of our subsidiary will primarily be retained and used by it in its operations, including servicing any debt obligations it may have now or in the future. Accordingly, our subsidiary may not be able to generate sufficient cash flow to pay a dividend or distribute funds to us in order to allow us to pay a dividend on or make a distribution in respect of our Class A common stock. Our existing credit facility, as well as future credit facilities, other future debt obligations and statutory provisions, may limit our ability to pay dividends.